

September 12, 2011

<u>Via E-mail</u>
Dr. Humaira Haider, President
Health Directory Inc.
6312 Seven Corners Center, #303
Falls Church, VA 22044

> **Re:** **Health Directory Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-174581**

Dear Dr. Haider:

We have reviewed your amended filing and the related response letter dated August 12, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 5, 2011.

General

1. Please include in your amended filing updated financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Description of Business, page 10

2. We refer to prior comment 2. While you state in your supplemental response to this prior comment that you have revised your document as requested, it appears that no such revisions have been made. Please advise.

Risk Factors

Risks Related to Our Business, page 2

"We may be exempt from the reporting obligations pursuant to Section 15(d) of the Securities Exchange Act…", page 6

3. We refer to the revisions made in response to prior comment 3. Please more fully describe your limited reporting obligations as a Section 15(d) filer. For example, you will not be subject to Sections 14 and 16 of the Exchange Act among other provisions. In

addition, you should include disclosure regarding your limited reporting obligations under a separate risk factor subcaption that adequately describes this risk.

"We are not required to provide management's report on the effectiveness of our internal controls over financial reporting…," page 6

4.      We refer to prior comment 4.  Although you have included a revised risk factor subcaption in response to this comment, we note that you continue to include the inaccurate subcaption from your previous filing.  Please advise or revise your document as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.      We note that you intend to use $10,000 of the capital you have raised to date for marketing expenses and the remainder of the funds towards salary and other operational expenses.  When you update your management's discussion and analysis, please ensure that you provide quantitative estimates of each material planned capital expenditure during that period.  By way of example, we note that you have not provided an estimate of the costs you will incur upon becoming a public reporting company.

        Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Mark Shuman at (202) 551-3462 with any other questions.  If you require further assistance thereafter, you may contact me at (202) 551-3730.

                                Sincerely,

                                /s/ Barbara C. Jacobs for

                                Mark P. Shuman
                                Branch Chief – Legal

cc:     Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin